Mail Stop 4561

October 7, 2008

Christina J. Gehrke
Senior Vice President, Chief Accounting and Administrative Officer
Federal Home Loan Bank of Seattle
1501 Fourth Avenue, Suite 1800
Seattle, WA 98101

> **RE:** **Federal Home Loan Bank of Seattle**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-Q for the Quarterly Period ended June 30, 2008**
> **Filed August 13, 2008**
> **File No. 000-51406**

Dear Ms. Gehrke,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief